Filed Pursuant to Rule 433
Registration No. 333-209598
Pricing Term Sheet
July 26, 2016

PulteGroup, Inc.

$400,000,000 4.250% Senior Notes due 2021

$600,000,000 5.000% Senior Notes due 2027

Pricing Term Sheet

July 26, 2016

This pricing term sheet supplements, and should be read in conjunction with, PulteGroup, Inc.’s preliminary prospectus supplement dated July 26, 2016 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 19, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	PulteGroup, Inc.

Guarantors:	Certain of the issuer’s direct and indirect wholly-owned U.S. homebuilding subsidiaries as described in the Preliminary Prospectus Supplement

Securities:	4.250% Senior Notes due 2021 (the “New 2021 senior notes”), which New 2021 senior notes constitute a “reopening” of the series (our senior notes of that series, the “2021 Senior Notes”) of 4.250% Senior Notes due 2021 previously issued by the Issuer on March 1, 2016 in the aggregate principal amount of $300.0 million

5.000% Senior Notes due 2027 (the “2027 senior notes”)

Principal Amount:

New 2021 senior notes: $400,000,000, which represents an increase of $100,000,000 from the amount set forth in the Preliminary Prospectus Supplement

2027 senior notes: $600,000,000, which represents an increase of $300,000,000 from the amount set forth in the Preliminary Prospectus Supplement

Ratings (Moody’s / S&P)*:	Ba1 (Stable) / BB+ (Stable)

Trade Date:	July 26, 2016

Expected Settlement Date:	July 29, 2016 (T+3)

Maturity Date:	New 2021 senior notes: March 1, 2021 2027 senior notes: January 15, 2027

Coupon (Interest Rate):	New 2021 senior notes: 4.250% per annum 2027 senior notes: 5.000% per annum

Interest Payment Dates:

New 2021 senior notes: March 1 and September 1, commencing September 1, 2016

(interest on the New 2021 senior notes will accrue from March 1, 2016)

2027 senior notes: January 15 and July 15, commencing January 15, 2017

Price to Public:	New 2021 senior notes: 103.500% of the principal amount, plus accrued interest from March 1, 2016 2027 senior notes: 100.000% of the principal amount

Gross Proceeds:	New 2021 senior notes: $414,000,000 2027 senior notes: $600,000,000

Yield to Maturity:	New 2021 senior notes: 3.419% 2027 senior notes: 5.000%

Benchmark Treasury:	New 2021 senior notes: 1.125% due June 30, 2021 2027 senior notes: 1.625% due May 15, 2026

Optional Redemption:

The 2021 senior notes are redeemable at our option at any time or from time to time prior to February 1, 2021, and the 2027 senior notes are redeemable at our option at any time or from time to time prior to October 15, 2026, in each case either in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the senior notes of the applicable series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes of the applicable series to be redeemed (exclusive of accrued and unpaid interest to, but not including, the applicable redemption date) that would be due if the senior notes of such series matured on February 1, 2021, in the case of the 2021 senior notes or October 15, 2026, in the case of the 2027 senior notes, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points in the case of the 2021 senior notes or 50 basis points in the case of the 2027 senior notes, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest to, but not including, the applicable redemption date.

On and after February 1, 2021, we may at our option redeem the 2021 senior notes, and on and after October 15, 2026, we may at our option redeem the 2027 senior notes, in each case at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the senior notes of the applicable series to be redeemed, plus accrued and unpaid interest to, but not including, the applicable redemption date.

Use of Proceeds:	The Company intends to use the net proceeds of the offering to repay the remaining $400 million of borrowings outstanding under its Term Loan Facility, to repay any borrowings outstanding under its Revolving Credit Facility and for general corporate purposes, which may include share repurchases, repayment of other indebtedness and acquisition and development of land. Affiliates of certain of the underwriters are lenders under the Company’s Term Loan Facility and Revolving Credit Facility and will receive a portion of the net proceeds from this offering used to repay the outstanding borrowings under the Term Loan Facility and the Revolving Credit Facility.

As Adjusted Column of table under “Capitalization”:	The “As Adjusted” column of the table in the Preliminary Prospectus Supplement showing our capitalization as of June 30, 2016 as adjusted for the issuance of the senior notes and the use of the net proceeds from this offering will be revised to reflect an assumed use of net proceeds to repay the remaining $400.0 million of borrowings under the Company’s Term Loan Facility and to repay any outstanding borrowings under the Company’s Revolving Credit Facility.

Conflicts of Interest:	If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of the offering as a result of the repayment of borrowings under our Term Loan Facility and/or our Revolving Credit Facility, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. No underwriter with a “conflict of interest” under FINRA Rule 5121 will confirm sales to any discretionary accounts without receiving specific written approval from the account holder. Pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a “qualified independent underwriter” is not required in connection with this offering because the FINRA member primarily responsible for managing this offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121.

CUSIP / ISIN:	2021 senior notes: 745867 AV3 / US745867AV39 2027 senior notes: 745867AX9 / US745867AX94

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BB&T Capital Markets, a division of BB&T Securities, LLC

SunTrust Robinson Humphrey, Inc.

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Co-Managers:

Comerica Securities, Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

BNP Paribas Securities Corp.

TD Securities (USA) LLC

Samuel A. Ramirez & Company, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800- 294-1322.

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